

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 30, 2015

Michael R. Cote, President
SecureWorks Corp.
One Concourse Parkway NE, Suite 500
Atlanta, Georgia 30328

> **Re:** **SecureWorks Corp.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted September 14, 2015**
> **CIK No. 0001468666**

Dear Mr. Cote:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Where we refer to prior comments, we are referring to our letter dated August 10, 2015.

Business

Client Case Studies, page 85

1. Please disclose the time periods used in the client case studies, and indicate whether your solutions were deployed company-wide. In addition, please tell us how you compiled these studies and the methodology utilized in selecting these clients.

Condensed Combined Financial Statements

Notes to Combined Financial Statements

Note 6 – Subsequent Events, page F-38

2.   We note your response to prior comment 8 indicating that you believe the conversion provision is economically more similar to a put option than to a conversion option. The convertible notes will automatically convert into Class A common stock shares upon the closing of the company's initial public offering at a fixed discount to the market price of the common stock at the date of conversion. In this regard, please tell us the authoritative accounting guidance you are relying on in concluding there is no beneficial conversion benefit. Tell us how you would record the conversion with the 80% discount assuming a hypothetical IPO price. Additionally explain how you considered any conversion benefit as a distribution to owners pursuant to SAB Topic 1.B. 3.

        You may contact Joyce Sweeney, Senior Accountant, at (202) 551-3449, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, or me at (202) 551-3483 with any other questions.

                                Sincerely,

                                /s/ Katherine Wray

                                Katherine Wray
                                Attorney-Advisor
                                Office of Information Technologies
                                and Services

        cc: Kevin Greensdale, Esq.
             Hogan Lovells US LLP